# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRAZE, INC., CIK 0001676238
CUSIP: 10576N102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 330 WEST 34TH STREET, FLOOR 18, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023168
Filed by CIK 0001665603

## Reporting persons
- Battery Ventures XI-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,577,922; sole dispositive power 0; shared dispositive power 1,577,922; aggregate amount beneficially owned 1,577,922 (1.6% of the class)
- Battery Ventures XI-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 416,920; sole dispositive power 0; shared dispositive power 416,920; aggregate amount beneficially owned 416,920 (0.4% of the class)
- Battery Ventures XI-A Side Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,639,369; sole dispositive power 0; shared dispositive power 1,639,369; aggregate amount beneficially owned 1,639,369 (1.6% of the class)
- Battery Ventures XI-B Side Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 355,473; sole dispositive power 0; shared dispositive power 355,473; aggregate amount beneficially owned 355,473 (0.4% of the class)
- Battery Investment Partners XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 73,137; sole dispositive power 0; shared dispositive power 73,137; aggregate amount beneficially owned 73,137 (0.1% of the class)
- Battery Partners XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,067,979; sole dispositive power 0; shared dispositive power 2,067,979; aggregate amount beneficially owned 2,067,979 (2.1% of the class)
- Battery Partners XI Side Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,994,842; sole dispositive power 0; shared dispositive power 1,994,842; aggregate amount beneficially owned 1,994,842 (2% of the class)
- Battery Ventures Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,537,467; sole dispositive power 0; shared dispositive power 2,537,467; aggregate amount beneficially owned 2,537,467 (2.6% of the class)
- Battery Partners Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 2,537,467; shared dispositive power 2,537,467; aggregate amount beneficially owned 2,537,467 (2.6% of the class)
- Battery Investment Partners Select Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 250,958; sole dispositive power 0; shared dispositive power 250,958; aggregate amount beneficially owned 250,958 (0.3% of the class)
- Battery Partners Select Fund I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,788,425; sole dispositive power 0; shared dispositive power 2,788,425; aggregate amount beneficially owned 2,788,425 (2.8% of the class)
- Neeraj Agrawal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 811,526; shared voting power 6,851,246; sole dispositive power 811,526; shared dispositive power 6,851,246; aggregate amount beneficially owned 7,662,772 (7.4% of the class)
- Michael M. Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 283,330; shared voting power 6,851,246; sole dispositive power 283,330; shared dispositive power 6,851,246; aggregate amount beneficially owned 7,134,576 (6.9% of the class)
- Morad Elhafed: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 77,755; shared voting power 2,788,425; sole dispositive power 77,755; shared dispositive power 2,788,425; aggregate amount beneficially owned 2,866,180 (2.9% of the class)
- Jesse Feldman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 308,382; shared voting power 6,851,246; sole dispositive power 308,382; shared dispositive power 6,851,246; aggregate amount beneficially owned 7,159,628 (6.9% of the class)
- Russell L. Fleischer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 163,810; shared voting power 6,851,246; sole dispositive power 163,810; shared dispositive power 6,851,246; aggregate amount beneficially owned 7,015,056 (6.8% of the class)
- Roger H. Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 190,725; shared voting power 6,851,246; sole dispositive power 190,725; shared dispositive power 6,851,246; aggregate amount beneficially owned 7,041,971 (6.8% of the class)
- Chelsea R. Stoner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 256,189; shared voting power 6,851,246; sole dispositive power 256,189; shared dispositive power 6,851,246; aggregate amount beneficially owned 7,107,435 (6.9% of the class)
- Dharmesh Thakker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 143,997; shared voting power 6,851,246; sole dispositive power 143,997; shared dispositive power 6,851,246; aggregate amount beneficially owned 6,995,243 (6.8% of the class)
- Scott R. Tobin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 283,333; shared voting power 6,851,246; sole dispositive power 283,333; shared dispositive power 6,851,246; aggregate amount beneficially owned 7,134,579 (6.9% of the class)

## Item 1. Issuer
Name of issuer: BRAZE, INC.
Address of issuer's principal executive offices: 330 WEST 34TH STREET, FLOOR 18, NEW YORK, NY, 10001.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Battery Ventures XI-A, L.P. ("BV11-A")
Battery Ventures XI-B, L.P. ("BV11-B")
Battery Ventures XI-A Side Fund, L.P. ("BV11-A SF")
Battery Ventures XI-B Side Fund, L.P. ("BV11-B SF")
Battery Investment Partners XI, LLC ("BIP11")
Battery Partners XI, LLC ("BP11")
Battery Partners XI Side Fund, LLC ("BP11SF")
Battery Ventures Select Fund I, L.P. ("BV Select I")
Battery Partners Select Fund I, L.P. ("BP Select I")
Battery Investment Partners Select Fund I, L.P. ("BIP Select I")
Battery Partners Select Fund I GP, LLC ("BP Select I GP")
Neeraj Agrawal ("Agrawal")
Michael M. Brown ("Brown")
Morad Elhafed ("Elhafed")
Jesse Feldman ("Feldman")
Russel L. Fleischer ("Fleischer")
Roger H. Lee ("Lee")
Chelsea R. Stoner ("Stoner")
Dharmesh Thakker ("Thakker")
Scott R. Tobin ("Tobin")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Battery Ventures
One Marina Park Drive
Suite 1100
Boston, MA 02210
Citizenship:
BV11-A Delaware
BV11-B Delaware
BV-11A SF Delaware
BV-11B SF Delaware
BIP11 Delaware
BP11 Delaware
BP11SF Delaware
BV Select I Delaware
BP Select I Delaware
BIP Select I Delaware
BP Select I GP Delaware
Agrawal United States
Brown United States
Elhafed United States
Feldman United States
Fleischer United States
Lee United States
Stoner United States
Thakker United States
Tobin United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' beneficial ownership of the Issuer's Common Stock consists of (i) 1,577,922 shares of Class A common stock issuable upon conversion of 1,577,922 shares of Class B common stock held directly by BV11-A; (ii) 416,920 shares of Class A common stock issuable upon conversion of 416,920 shares of Class B common stock held directly by BV11-B; (iii) 1,639,369 shares of Class A common stock issuable upon conversion of 1,639,369 shares of Class B common stock held directly by BV11-A SF; (iv) 355,473 shares of Class A common stock issuable upon conversion of 355,473 shares of Class B common stock held directly by BV11-B SF; (v) 73,137 shares of Class A common stock issuable upon conversion of 73,137 shares of Class B common stock held directly by BIP11; (vi) 1,395,750 shares of Class A common stock and 1,141,717 shares of Class A common stock issuable upon conversion of 1,141,717 shares of Class B common stock held directly by BV Select I; (vii) 29,250 shares of Class A common stock and 221,708 shares of Class A common stock issuable upon conversion of 221,708 shares of Class B common stock held directly by BIP Select I; (viii) 811,526 shares of Class A common stock held by Agrawal; (ix) 283,330 shares of Class A common stock held by Brown; (x) 77,755 shares of Class A common stock held by Elhafed; (xi) 308,382 shares of Class A common stock held by Feldman; (xii) 163,810 shares of Class A common stock held by Fleischer; (xiii) 190,725 shares of Class A common stock held by Lee; (xiv) 256,189 shares of Class A common stock held by Stoner; (xv) 143,997 shares of Class A common stock held by Thakker; and (xvi) 283,333 shares of Class A common stock held by Tobin.

BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each BV11-A SF and BV11-B SF. BP Select I is the general partner of BV Select I. BP Select I GP is the general partner of BP Select I and BIP Select I. Agrawal, Brown, Feldman, Fleischer, Lee, Stoner, Thakker and Tobin (collectively the "BV Managing Members" ), as managing members of each of BP11 and BP11SF, share voting and investment authority over the shares held by each of BV11-A, BV11-B, BIP11, BV11-A SF, and BV11-B SF. The BV Managing Members and Elhafed, as managing members of BP Select I GP, share voting and investment authority over the shares held by each of BV Select I and BIP Select I.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 97,998,412 shares of Class A common stock outstanding as of June 3, 2025, as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the "SEC") on June 6, 2025, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by such Reporting Person.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement dated February 14, 2025 (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on February 14, 2025).

## Signatures
- Battery Ventures XI-A, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Ventures XI-B, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Ventures XI-A Side Fund, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Ventures XI-B Side Fund, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Investment Partners XI, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Partners XI, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Partners XI Side Fund, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Ventures Select Fund I, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Partners Select Fund I, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Investment Partners Select Fund I, L.P.: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Battery Partners Select Fund I GP, LLC: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Neeraj Agrawal: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Michael M. Brown: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Morad Elhafed: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Jesse Feldman: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Russell L. Fleischer: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Roger H. Lee: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Chelsea R. Stoner: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Dharmesh Thakker: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)
- Scott R. Tobin: /s/ Christopher Schiavo, Christopher Schiavo, Attorney-in-Fact (08/14/2025)